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                                                                   EXHIBIT 99.14



                                                                     FOR RELEASE
                                                                    June 8, 1999

Contact:
Larry Thomas
Senior Vice President
Corporate Communications
The Irvine Company
(949) 720-3232



           IRVINE APARTMENT COMMUNITIES, INC. AND TIC ACQUISITION LLC
                          COMPLETE MERGER TRANSACTION


         NEWPORT BEACH, CA, June 8, 1999--Irvine Apartment Communities, Inc. (NYSE:IAC) and TIC Acquisition LLC, a wholly owned subsidiary of The Irvine Company, today announced that they have completed their previously announced merger. The shareholders of Irvine Apartment Communities approved the merger at a special meeting of shareholders held yesterday in Los Angeles.
         In the merger, TIC Acquisition LLC will pay all of the common shareholders of Irvine Apartment Communities $34 per share in cash. The total purchase price, excluding the shares already owned by The Irvine Company, was approximately $569 million.
         Irvine Apartment Communities, a Southern California-based real estate investment trust, is the dominant owner and operator of apartment properties on the Irvine Ranch, the nation's largest master-planned community. The company also is active in the Silicon Valley, San Diego County and Los Angeles. At March 31, 1999, IAC owned or had under development 65 apartment communities with 19,479 units.

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         The Irvine Company is a century old, privately held real estate investment company primarily engaged in the long-term development of its land in Orange County, California, and elsewhere in California. Following a comprehensive master plan created in the 1960s, The Irvine Company is building a series of large-scale communities on the Irvine Ranch.

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